October 8, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attention: Mr. Kevin Kuhar
Re: Insulet Corporation
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 9, 2010
Amendment No. 1 to Form 10-K filed August 9, 2010
File No. 001-33462
Dear Ladies and Gentlemen:
This letter is being furnished on behalf of Insulet Corporation (the “Company”) in response to the comment in the letter dated September 24, 2010 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Brian Roberts, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2009 that was filed March 9, 2010 and the Company’s Amendment No. 1 to Form 10-K filed August 9, 2010.
To facilitate your review of our response, we have repeated in full your comment in italics below.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009
Note 16. Restatement of Previously Issued Financial Statements, page F-23
2.	Please refer to prior comment 2 from our August 27, 2010 letter. We note your response to our comment where you discuss the cash flow analysis you prepared for the original and amended debt agreements under various prepayment scenarios under FASB ASC 470-50-40-12(c). Please provide us with a summary of the revised cash flow analysis you prepared for the original and amended debt agreements which support your debt modification treatment along with the cash flow analysis you used originally to support the debt extinguishment conclusion. Please include sufficient reasonable detail under the appropriate scenarios, including the exercise or nonexercise of the prepayment option, for us to understand your cash flow analysis.
RESPONSE: At the time of the September 2009 modification to our debt agreement, we performed a calculation considering the change in the present value of the cash flows of the original and modified debt agreements and determined that the change in the present value of the cash flows under the terms of the amended debt was greater than 10% from the present value of the remaining cash flows under the terms of the original debt. Accordingly, the debt was considered to be extinguished.
In June 2010, we entered into a second amendment with Deerfield to modify additional terms of the debt agreement. While finalizing the accounting for this amendment in connection with the filing of the Form 10-Q for the quarter ended June 30, 2010, we revisited the calculation from September 2009 and determined that we did not appropriately consider the present value of the cash flows for the original and amended debt arrangements under various prepayment scenarios as required by ASC 470-50-40-12 c. In addition, we determined that the calculation of the change in present value of the cash flows under the debt arrangement compared to the original debt arrangement, including the effective interest rate, was not correct as it included the commitment fees on the unborrowed funds and excluded the discount on the original debt issuance. Therefore, we revised the present value calculations for the various prepayment scenarios utilizing the appropriate interest rates and determined that at September 2009, we did not have a change greater than 10% in the present value of the remaining cash flows in all scenarios. As such, the first amendment should have been treated as a modification of the original debt and not as an extinguishment of debt.
As noted in the calculation below, we considered the following factors in our original determination of the present value of the remaining cash flows on both the original and amended debt.
•	Repaid initial borrowing of $27.5 million

•	Borrowed the remaining $32.5 million under the original $60 million facility

•	Reduced the cash interest rate from 9.75% on borrowed funds to 8.5%

•	Added in the prepayment penalty (ranging from 2% — 5%) based on timing of prepayment
We prepared the original calculation of the change in the present value of remaining cash flows with the assumptions as follows:

Pay off at Maturity	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Effective Interest Rate	13.0%	13.0%
Quarterly Interest Payments	$893,750	$690,625
Interest Payments through	September 2012	September 2012
Number of Interest payments	12	12
Principal Payment Amount	$27,500,000	$32,500,000
Principle Payment Date	September 2012	September 2012
Present Value of Cash Flows	$27,500,000	$23,914,000	-13.04%
Note that the quarterly interest payment of $893,750 includes the stated interest on the original debt as well as the commitment fee of $223,437 on unborrowed funds.
In the modified calculations, we recalculated the effective interest to be 20.5% properly reflecting (i) the discount on the debt at its original issuance date and (ii) exclusion of the commitment fee on unborrowed funds. In addition, we recalculated the present value of cash flows of the original and modified debt at various prepayment dates given the varying penalty amounts. Details of the various calculations we performed are presented below:
Amended Calculations:

Pay off October 2009	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Discount on debt*	$(7,264,813)	—
Discount on shares issued**	—	$(1,856,178)
Effective Interest Rate	20.5%	20.5%
Quarterly Interest Payments	$670,313	$690,625
Interest Payments through	None	None
Number of Interest payments	—	—
Prepayment penalty	—	5%
Principal Payment Amount	$27,500,000	$29,356,178
Principal Payment Date	October 2009	October 2009
Present Value of Cash Flows	$27,500,000	$30,981,178	12.66%

Pay off at April 2010	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Discount on debt*	$(7,264,813)	—
Discount on shares issued**	—	$(1,856,178)
Effective Interest Rate	20.5%	20.5%
Quarterly Interest Payments	$670,313	$690,625
Interest Payments through	March 2010	March 2010
Number of Interest payments	2	2
Prepayment penalty	—	4%
Principal Payment Amount	$27,500,000	$32,500,000
Principal Payment Date	March 2010	March 2010
Present Value of Cash Flows	$26,126,614	$29,014,922	11.06%

Pay off at October 2010	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Discount on debt*	$(7,264,813)	—
Discount on shares issued**	—	$(1,856,178)
Effective Interest Rate	20.5%	20.5%
Quarterly Interest Payments	$670,313	$690,625
Interest Payments through	September 2010	September 2010
Number of Interest payments	4	4
Prepayment penalty	—	4%
Principal Payment Amount	$27,500,000	$32,500,000
Principal Payment Date	October 2010	October 2010
Present Value of Cash Flows	$24,883,950	$26,969,721	8.38%

Pay off at April 2011	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Discount on debt*	$(7,264,813)	—
Discount on shares issued**	—	$(1,856,178)
Effective Interest Rate	20.5%	20.5%
Quarterly Interest Payments	$670,313	$690,625
Interest Payments through	March 2011	March 2011
Number of Interest payments	6	6
Prepayment penalty	—	3%
Principal Payment Amount	$27,500,000	$32,500,000
Principal Payment Date	April 2011	April 2011
Present Value of Cash Flows	$23,759,565	$25,144,523	5.83%

Pay off at October 2011	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Discount on debt*	$(7,264,813)	—
Discount on shares issued**	—	$(1,856,178)
Effective Interest Rate	20.5%	20.5%
Quarterly Interest Payments	$670,313	$690,625
Interest Payments through	September 2011	September 2011
Number of Interest payments	8	8
Prepayment penalty		2%
Principal Payment Amount	$27,500,000	$32,500,000
Principal Payment Date	October 2011	October 2011
Present Value of Cash Flows	$22,742,202	$23,515,966	3.40%

Pay off at Maturity	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Discount on debt*	$(7,264,813)	—
Discount on shares issued**	—	$(1,856,178)
Effective Interest Rate	20.5%	20.5%
Quarterly Interest Payments	$670,313	$690,625
Interest Payments through	September 2012	September 2012
Number of Interest payments	12	12
Prepayment Penalty	—	—
Principal Payment Amount	$27,500,000	$32,500,000
Principal Payment Date	September 2012	September 2012
Present Value of Cash Flows	$20,988,763	$20,767,382	-1.05%

*	Includes fair value of warrants of $6.1 million as well as transaction fees of $1.2 million paid to Deerfield Management Company.

**	At the date of the modification we issued 2,855,659 shares of Insulet common stock which had a fair value of $29,356,178 to settle the original debt of $27,500,000. The excess fair value reduces the $5,000,000 incremental borrowing on the date of the modification
We revised the present value calculations for the various prepayment scenarios as well as the discount on the shares utilizing the appropriate interest rates and determined that at September 2009, we did not have a change greater than 10% in the present value of the remaining cash flows in all scenarios. Accordingly, we determined that the amendment should have been treated as a modification of the original debt rather than as an extinguishment of debt.
*       *       *
On behalf of the Company, I hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings: and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.
Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (781) 457-4848 or by e-mail at broberts@insulet.com

Sincerely,
/s/ Brian Roberts
Brian Roberts
Chief Financial Officer
cc:	Raymond C. Zemlin, Esq. (Goodwin Procter LLP)

Original Calculation

Pay off at Maturity	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Effective Interest Rate	13.0%	13.0%
Quarterly Interest Payments	$893,750	$690,625
Interest Payments through	September 2012	September 2012
Number of Interest payments	12	12
Principal Payment Amount	$27,500,000	$32,500,000
Principle Payment Date	September 2012	September 2012
Present Value of Cash Flows	$27,500,000	$23,914,000	-13.04%

Amended Calculations:

Pay off October 2009	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Discount on debt*	$(7,264,813)	—
Discount on shares issued**	—	$(1,856,178)
Effective Interest Rate	20.5%	20.5%
Quarterly Interest Payments	$670,313	$690,625
Interest Payments through	None	None
Number of Interest payments	—	—
Prepayment penalty	—	5%
Principal Payment Amount	$27,500,000	$29,356,178
Principal Payment Date	October 2009	October 2009
Present Value of Cash Flows	$27,500,000	$30,981,178	12.66%

Pay off at April 2010	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Discount on debt*	$(7,264,813)	$(7,264,813)
Discount on shares issued**	—	$(1,856,178)
Effective Interest Rate	20.5%	20.5%
Quarterly Interest Payments	$670,313	$690,625
Interest Payments through	March 2010	March 2010
Number of Interest payments	2	2
Prepayment penalty	—	4%
Principal Payment Amount	$27,500,000	$32,500,000
Principal Payment Date	March 2010	March 2010
Present Value of Cash Flows	$26,126,614	$29,014,922	11.06%

Pay off at October 2010	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Discount on debt*	$(7,264,813)	—
Discount on shares issued**	—	$(1,856,178)
Effective Interest Rate	20.5%	20.5%
Quarterly Interest Payments	$670,313	$690,625
Interest Payments through	September 2010	September 2010
Number of Interest payments	4	4
Prepayment penalty	—	4%
Principal Payment Amount	$27,500,000	$32,500,000
Principal Payment Date	October 2010	October 2010
Present Value of Cash Flows	$24,883,950	$26,969,721	8.38%

Pay off at April 2011	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Discount on debt*	$(7,264,813)	—
Discount on shares issued**	—	$(1,856,178)
Effective Interest Rate	20.5%	20.5%
Quarterly Interest Payments	$670,313	$690,625
Interest Payments through	March 2011	March 2011
Number of Interest payments	6	6
Prepayment penalty	—	3%
Principal Payment Amount	$27,500,000	$32,500,000
Principal Payment Date	April 2011	April 2011
Present Value of Cash Flows	$23,759,565	$25,144,523	5.83%

Pay off at October 2011	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Discount on debt*	$(7,264,813)	—
Discount on shares issued**	—	$(1,856,178)
Effective Interest Rate	20.5%	20.5%
Quarterly Interest Payments	$670,313	$690,625
Interest Payments through	September 2011	September 2011
Number of Interest payments	8	8
Prepayment penalty	—	2%
Principal Payment Amount	$27,500,000	$32,500,000
Principal Payment Date	October 2011	October 2011
Present Value of Cash Flows	$22,742,202	$23,515,966	3.40%

Pay off at Maturity	Original Debt	Modified Debt	Change
Gross Debt	$27,500,000	$32,500,000
Discount on debt*	$(7,264,813)	—
Discount on shares issued**	—	$(1,856,178)
Effective Interest Rate	20.5%	20.5%
Quarterly Interest Payments	$670,313	$690,625
Interest Payments through	September 2012	September 2012
Number of Interest payments	12	12
Prepayment Penalty	—	—
Principal Payment Amount	$27,500,000	$32,500,000
Principal Payment Date	September 2012	September 2012
Present Value of Cash Flows	$20,988,763	$20,767,382	-1.05%

*	Includes fair value of warrants of $6.1 million as well as transaction fees of $1.2 million paid to Deerfield Management Company.

**	At the date of the modification we issued 2,855,659 shares of Insulet common stock which had a fair value of $29,356,178 to settle the original debt of $27,500,000. The excess fair value reduces the $5,000,000 incremental borrowing on the date of the modification